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CONSIDERATIONS OF THE BOARD IN APPROVING THE INVESTMENT SUB-ADVISORY AGREEMENT
(THE "SUB-ADVISORY AGREEMENT")

In anticipation of the reorganization of the Munder 500 Index Fund the "Predecessor Fund," managed by Munder Capital Management ("MCM") and sub-advised by World Asset Management LLC (the "Sub-Adviser"), into a comparable fund (the "Fund") to be managed by a new combined Victory Capital Management Inc.-Munder organization (the "Adviser") upon the completion of the acquisition of MCM and its subsidiary by Victory Capital Management's parent, the Board approved an investment sub-advisory agreement between the Adviser, on behalf of the Fund, and the Sub-Adviser (the "Sub-Advisory Agreement"), at a meeting, which was called for that purpose, on May 22, 2014. At the same meeting, the Board approved the investment advisory agreement between the Adviser and Trust, on behalf of the Fund. In considering whether to approve the Sub-Advisory Agreement, the Board requested, and the Adviser provided, information that the Board believed to be reasonably necessary to reach its conclusions. The Board, including the Independent Trustees, evaluated this information and was advised by legal counsel to the Trust and by independent legal counsel to the Independent Trustees. The Board reviewed numerous factors with respect to the Fund including the Sub-Adviser's history as sub-adviser for the Predecessor Fund. The Board considered the investment performance as a significant factor in determining whether the Sub-Advisory Agreement should be approved. The Trustees discussed the services to be provided by the Sub-Advisor as the sub-adviser. The Board noted that the breakpoints in the proposed sub-advisory fee schedule for the Fund evidenced the Sub-Adviser's willingness to share in its economies of scale. In considering whether the compensation paid to the Sub-Adviser was fair and reasonable, the Board also evaluated, among other things, the following factors:

-     The requirements of the Fund for the services provided by the Sub-Adviser;

- The nature, quality and extent of the services provided and expected to be provided;

- Whether the fee arrangement provided for economies of scale that would benefit Fund shareholders as the Fund grows;

- Whether the fee would be sufficient to enable the Sub-Adviser to attract and retain experienced personnel and continue to provide quality services to the Fund;

- The Sub-Adviser's commitments to operating the Fund at competitive expense levels;

- Research and other service benefits received by the Sub-Adviser obtained through payment of client commissions for securities transactions;

- Other benefits received by the Sub-Adviser as a result of its sub-advisory relationship with the Fund;

-     The capabilities and financial condition of the Sub-Adviser;

- The nature, quality and extent of the oversight and compliance services provided by the Adviser; and

-     Current economic and industry trends.

With the understanding that the Fund would be managed in the same manner as the Predecessor Fund, the Board reviewed the Predecessor's Fund's performance against its selected benchmark index and a universe of funds categorized by Lipper Analytical Services, Inc. with the same investment objective as that of the Predecessor Fund (the "Lipper Median"). The Board also reviewed the Predecessor Fund's Morningstar rating for each of the periods. The Board


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recognized that each Fund's performance and Lipper Median are provided net of expenses, while the benchmark index is gross returns. In their deliberations, the Trustees did not rank the importance of any particular information or factor considered and each Trustee independently determined the weights attributed to the various factors.

MUNDER 500 INDEX FUND:

The Board considered the fee to be paid by the Adviser to the Sub-Adviser as compared with the fees paid by similar portfolios managed by the Sub-Adviser and found it to be comparable. The Board also compared the Munder 500 Index Fund's Class Y performance for the one-year, three-year, five-year and ten-year periods ended December 31, 2013, to that of its benchmark index and Lipper Median and considered the fact that the Fund underperformed the benchmark index for each of the periods and outperformed the Lipper Median only for the 10-year period. The Board noted the Fund's Morningstar three star rating for each of the three-year, five-year and ten-year periods.

Having concluded it was in the best interests of the Fund's shareholders to continue the sub-advisory relationship with the Fund, the Board determined that the Sub-Advisory Agreement with respect to the Fund should be approved.

Based on its review of the information requested and provided, and following extended discussions concerning the same, the Board determined that the Sub-Advisory Agreement, on behalf of the Fund, was consistent with the best interests of the Fund and its shareholders, and the Board unanimously approved the Sub-Advisory Agreement, on behalf of the Fund, on the basis of the foregoing review and discussions and the following considerations, among others:

- The fairness and reasonableness of the investment advisory fee payable to the Sub-Adviser under the Sub-Advisory Agreement in light of the investment advisory services provided, the costs of these services, the estimated profitability of the Sub-Adviser's relationship with the Fund and the comparability of the fees paid to the fees received by the Sub-Adviser for managing comparable accounts;

- The nature, quality and extent of the investment advisory services provided by the portfolio management team of the Sub-Adviser which have resulted in each Fund achieving its stated investment objective;

- The Sub-Adviser's representations regarding its staffing and capabilities to manage the Funds; and

- The overall high quality of the personnel, operations, financial condition, investment management capabilities, methodologies and performance of the Sub-Adviser.

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